BRF S.A.

Publicly-held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

INTERNAL BY-LAWS

AUDIT AND INTEGRITY COMMITTEE

Approved at the Board of Directors Meeting

held on February 25, 2021

1

INTERNAL BY-LAWS

AUDIT AND INTEGRITY COMMITTEE

1.	Definition

1.1.        These By-laws ("By-laws") provide for the functions, responsibilities, prerogatives, composition and functioning of the Audit and Integrity Committee ("CAI") of BRF S.A. ("BRF" or simply "Company").

1.2.        The CAI is a permanent statutory body of the Company, established on the basis of article 160 of the Law No. 6404, of December 15, 1976, as amended ("Brazilian Corporate Law") and other applicable legal provisions, as approved by the Company's Ordinary and Extraordinary Shareholders' Meeting held on April 3, 2014.

1.2.1.	These By-laws shall be read together, interpreted and applied in accordance with the provisions of the Company's By-laws ("By-laws"). In addition, it must be interpreted in accordance with the Company's Code of Ethics and Conduct (Transparency Manual), the Brazilian corporate law, the listing rules of the Novo Mercado of BM & FBOVESPA

S.A. -Securities, commodities and Futures Exchange ("" Novo Mercado "listing rules"), the recommendations of the Brazilian Institute of corporate governance – IBGC and the legislation in force.

1.3.        CAI will act autonomously and independently in the exercise of its functions, reporting directly to the Board of Directors and served as an auxiliary body, advisory and consultative, decision-making or Executive assignments without power.

1.4.         CAI will report its activities through reports and / or in meetings of the Board of Directors, in accordance with the objectives of its performance and the responsibilities described in this bylaw.

1.5.        CAI will subsidize the Board of Directors with information, opinions and proposals to ensure that the Company's business and operations are guided by sound accounting and financial controls and comply with the Code of Ethics and Conduct (Transparency Manual) of the Company, as well as the other rules and policies established by the Company, the requirements of regulatory bodies.

1.5.1.	CAI is responsible for examining and evaluating situations involving conflicts of interest, transactions with related parties, internal controls, strategic, operational and financial risks.

1.6.        The members of the CAI shall report changes in their positions in the securities issued by the Company to the CVM and stock exchanges in which the securities issued by the Company are admitted to trading, in accordance with CVM Instruction 358.

1.7.        The function of the Member of the CAI's directors and is exercised with the same fiduciary duties applicable to the management of the company, in accordance with Brazilian law.

2

1.7.1.	The members of the CAI will exercise the function with loyalty, diligence and secrecy, seeking to avoid situations of conflict that may affect the interests of the Company.

1.7.2.	CAI will maintain working relationships with the Board of Directors, Board of Executive Officers, Supervisory Board, independent auditors and internal auditors.

1.7.3.	CAI is assured the receipt of the information necessary for the performance of its functions, which will be provided in a complete and reliable manner by the Company's administrators, tax inspectors, employees and related parties, preferably from the Corporate Governance Portal and ensuring information for all members of the Committee.

1.7.4.	CAI members must demonstrate specific skills and knowledge to perform the function, including understanding the responsibilities of the body, business, operations and risks of the Company.

1.7.5.	At least one of the members of the Audit and Integrity Committee must have proven knowledge in the areas of corporate, audit and financial accounting that characterizes him as a financial specialist.

1.8.         CAI shall have operational autonomy and annual or project budget allocation, within limits approved by the Board of Directors, to conduct or determine the conduct of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external specialists.

1.8.1.	CAI may contract specialized professional service, within the scope of its assignments, to support it in the conduct of any investigation.

1.8.2.	CAI may request, at any time, clarifications or additional information from the internal auditors, the independent auditors and the board of directors, which will be made available to all its members.

2.	Management

2.1.         CAI will have a permanent operation, consisting of at least 3 (three) and at most 5 (five) members, with at least 1 (one) independent member of the Board of Directors, observing the requirements established by the applicable regulations, Instruction CVM no. 509/11. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of 2 (two) years and shall hold office for a maximum of 10 (ten) years, and may be dismissed at any time. In the case of a Committee Member who is also a member of the Board, the term of office shall end concurrently with the term of office of the Director.

3

2.1.1.	All members of the Audit and Integrity Committee must be honorable, reputable and honest people. In particular, they shall be professionals of integrity, whose conduct and professional trajectory are aligned with the Company’s essence, principles and commitments, as well as the provisions set forth in the Transparency Manual.

2.1.2.	The mandates of the CAI external members to the Board of Directors do not need to coincide with the terms of office of the board of directors.

2.1.3.	All members of the Audit and Integrity Committee shall meet the independence requirements set forth in Rule 10A-3 of the Securities Exchange Act of 1934 as amended by the Sarbanes-Oxley Act of 2002 ("SOX"), as well as the rules of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE") regarding the composition of the Audit Committee for listed companies.

2.1.4.	The members of the Audit and Integrity Committee shall also meet the following independence requirements set forth in CVM Instruction 509/2011:

(i)	is not, or has been, in the last 5 (five) years, a director, fiscal, employee or technical person responsible for the audit team of the Company, its parent company, subsidiary, affiliate or company under common control, direct or indirect; and,

(ii)	not a spouse, relative in a straight line or collateral line up to the third degree, or by affinity to the second degree, of the persons referred to in item I above.

2.2.        At least 1 (one) of the members of the CAI must have recognized experience in corporate accounting matters to qualify as Audit Committee Financial Expert, as required by US law, comprising:

(i)	knowledge of generally accepted accounting principles and the financial-accounting statements;

(ii)	ability to evaluate the application of these principles in relation to the main accounting estimates;

(iii)	experience in preparing, auditing, analyzing and evaluating financial-accounting statements that have a degree of comprehensiveness and complexity comparable to those of the Company;

(iv)	education compatible with the corporate accounting knowledge required for the activities of the CAI, and

4

(v)	knowledge of internal controls and corporate accounting procedures.

2.2.1.	Compliance with the requirements set forth in this article shall be evidenced by documentation kept at the Company's headquarters at the disposal of the CVM, the SEC and the NYSE, for a term of 5 (five) years as of the end of the term of office as a member of the CAI.

2.3.        The replacement of a member of the CAI will be communicated to the CVM, the SEC and the NYSE and B3 under the applicable legislation.

2.4.        The members of the CAI shall maintain an impartial and ethical position in the performance of their duties, especially in relation to the estimates included in the financial statements and the Company's management.

2.4.1.	The members of the CAI shall report to the Board of Directors, in writing, any conflicts of interest or ties to public officials and/or politically exposed persons.

2.4.2.	The members of the CAI shall have the same fiduciary duties and responsibilities applicable to the Company's managers, under the terms of the Brazilian Corporate Law.

2.4.3.	The Board of Directors of the Company shall define the remuneration of the members of the CAI.

3.	Roles and Responsibilities

3.1.	The tasks of the CAI cover the following areas of activity:

(i)	adherence to the legal and regulatory rules applicable to the Company;

(ii)	Internal audit

(iii)	reports and financial statements, including the analysis of transactions with related parties;

(iv)	independent audit;

(v)	supervision of risk exposure and internal controls, and

(vi)	monitoring the implementation, continuous improvement and effectiveness of BRF’s Integrity System.
5

3.2.        The Audit and Integrity Committee shall have the following duties: 1) to give an opinion on the hiring and dismissal of the independent auditor for the preparation of an independent external audit or for any other service; 2) supervise activities: (a) independent auditors in order to assess their independence, the quality and adequacy of the services rendered to the needs of the Company; (b) of the Company's internal control area; (c) the Company's internal audit area; and (d) the preparation area of the Company's financial statements; 3) monitor quality and integrity: (a) the internal control mechanisms; (b) the quarterly information, interim financial statements and financial statements of the Company; and (c) information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; 4) to evaluate and monitor the Company's risk exposures and may require detailed information on policies and procedures related to: (a) the management's compensation; (b) the use of Company assets; and (c) expenses incurred on behalf of the Company; 5) evaluate and monitor, together with the management and the internal audit area, the adequacy of the transactions with related parties performed by the Company and their respective evidences; and 6) prepare a summary annual report, to be presented together with the financial statements, containing the description of: (a) its activities, results and conclusions reached and recommendations made; and (b) any situations in which there is significant divergence between the Company's management, the independent auditors and the Audit Committee in relation to the Company's financial statements.

4.	Adherence to Legal and Regulatory Standards

4.1.        The responsibilities of the CAI regarding the supervision of compliance with the legislation and other rules applicable to the Company consist of:

(i)	review, together with the Company's management, the adequacy and effectiveness of the procedures to ensure adherence to applicable legal and regulatory standards;

(ii)	to verify on a regular basis the results of internal investigations into any irregularities;

(iii)	ensure that relevant regulatory demands relating to the Company's industry were considered in the preparation of the financial statements and the annual reports of the Company's management;

(iv)	review, together with the Company's management, any legal matters, including the stage of outstanding litigation that may have a material impact on the Company, and any reports or inquiries from regulatory or governmental agencies, and

(v)	to monitor adherence to the standards set forth in the Company's Code of Ethics and Conduct (Transparency Manual), in order to ensure that business is conducted ethically and in compliance with applicable laws.
6

5.	Internal Audit

5.1.        The responsibilities of the CAI regarding the supervision of the Company's internal audit activities consist of:

(i)	review activities, resources and organizational structure of the internal audit to ensure its proper functioning;

(ii)	review internal audit opinions and recommendations and convene their managers to meetings of the CAI, where necessary;

(iii)	ensure that recommendations made by the internal audit are received, discussed and adequately implemented by the Company's management, if applicable;

(iv)	review and approve the internal audit work plan for the following fiscal year, taking into account existing risk exposure processes and internal controls;

(v)	discuss with the internal audit the results of inspections carried out and the opportunities for improvements in internal controls;

(vi)	discuss with the internal audit the follow-ups of the action plans to improve internal controls;

(vii)	ensure the coordination of the work of the internal audit and the independent auditors;

(viii)	evaluate and submit for approval by the Board of Directors the internal audit financial budget for the following fiscal year, in order to ensure the compliance of the internal audit work plan; and

(ix)	discuss and establish jointly with the Company's management the corporate goals and the compensation of the internal audit, as well as carry out the corresponding annual evaluation of the members of the internal audit area.
7

6.	Reports and Financial-Accounting Statements

6.1.        The responsibilities of the Audit and Integrity Committee regarding the supervision of the financial- accounting statements consist of:

(i)	monitor the preparation of the periodic financial-accounting statements and analyze other sections of the annual management reports before their issuances;

(ii)	to monitor pronouncements to the market before their disclosure, when referring to the financial statements;

(iii)	review, together with the Company's management, the effectiveness of the information procedures and controls to be disclosed in the accounting-financial reports;

(iv)	review the quarterly and annual financial statements, as well as the information provided by the Company's management and independent auditors, including the specific disclosures in the Management Discussion and Analysis of Financial Condition and Results of Operations section of the 20-F Report filed with the SEC , and the information provided in the Reference Form filed with the CVM;

(v)	examine the content of the press releases on the Company's results, as well as the accounting and financial information and indicators usually provided to analysts and rating agencies;

(vi)	suggest changes to improve the relevance, integrity, quality and timeliness of the financial statements;

(vii)	meet with the Company's board of executive officers, with persons defined by it and with the independent auditors, to review the financial-accounting statements and the main policies and reports of the independent auditors;

(viii)	ensure that disagreements with management regarding accounting policies and practices are discussed with independent auditors;

(ix)	monitor the activities, resources and organizational structure of the accounting area in order to ensure its proper functioning and ensure the adequacy of the material resources made available to the area;

(x)	review, together with the Company's management, important trends and developments in the requirements and practices for the preparation and disclosure of financial- accounting reports;

(xi)	to analyze transactions with related parties, with the purpose of monitoring, in conjunction with the Company's management and internal audit, its fairness and adequacy to the usual market conditions.
8

7.	Independent Audit

7.1.        The responsibilities of the CAI regarding the supervision of the independent audit consist of:

(i)	presentation of a proposal to the Board of Directors on the hiring, removal and setting of the conditions of compensation of the independent auditor;

(ii)	supervising the activities of independent auditors in order to assess and ensure their independence, quality of services rendered and adequacy of these services to the needs of the Company;

(iii)	give an opinion on any proposal submitted to the Board of Directors that involves independent auditing activities;

(iv)	to express any disagreement between the Company's management and the independent auditors, when related to financial reports, establishing the respective form of communication and registration;

(v)	evaluate on an annual basis and on a permanent basis the qualifications, independence and performance of the independent auditors, recommending to the Board of Directors your replacement, if any;

(vi)	To previously approve the services to be rendered by the independent audit, according to the policies and procedures of the Company;

(vii)	expressing a prior opinion about the contracting of other services to be provided by the independent audit, or by companies related to it;

(viii)	review, together with the Company's management and independent audit, the scope and planning of the independent audit work for each fiscal year, as well as the allocation of the team responsible for its execution;

(ix)	ensure that relevant findings and recommendations of the independent audit are received, discussed and presented to the Company's management, to be properly implemented, as the case may be;

(x)	understand the proposals of the independent audit on risk assessments, in light of the Company's current circumstances or changes and regulatory requirements;
9

(xi)	discuss with the independent auditors the adequacy of the accounting-financial policies applied to the Company's financial statements, classifying them as aggressive, weighted or conservative;

(xii)	establish adequate policies for the hiring of professionals from the independent auditing company;

(xiii)	ensure the rotation of the provision of independent auditing services, in accordance with the requirements of applicable Brazilian and foreign laws and regulations;

(xiv)	to ensure that the independent auditors have direct access to the EBD and to allow reserved meetings, without the presence of officers and employees of the Company, to discuss matters considered convenient by the EBD or the independent audit.

7.2.        In the exercise of its functions, the CAI will evaluate, together with the independent audit:

(i)	all critical accounting policies and practices to be adopted by the Company in the preparation of its financial-accounting reports;

(ii)	all alternative treatment of financial information, with respect to the accounting practices adopted in Brazil and the United States of America, which have been discussed with the management of the company, as well as its possible unfolding and recommendations of the independent audit;

(iii)	any problems or difficulties identified during the course of the independent audit, such as limitations on scope, restriction of access to information, points of disagreement with the Company's management.

7.3.        The CAI should obtain from the independent audit, with annual minimum frequency, a report on:

(i)	internal quality control procedures;

(ii)	member rotation policy responsible for the independent audit;

(iii)	any relevant issues raised in the most recent internal quality control review of the independent audit;

(iv)	inquiries or investigations by governmental authorities or other regulatory bodies in the preceding 5 (five) year period in relation to one or more independent audits performed by the Company, and the steps taken to solve the problems identified;

(v)	all professional and commercial relationships between the independent auditors and the BRF, with a view to assessing their independence.
10

7.3.1.	The report obtained under this article will be reviewed and discussed by the CAI with responsible partners of the independent auditing firm.

8.	Supervision of Exposure of Risks and Internal Controls

8.1.        The responsibilities of the CAI regarding the supervision of the risk exposure consist of:

(i)	discuss with the Company's management the policies and procedures on risk assessment and management;

(ii)	evaluate and monitor the Company's risk exposures and may require detailed information on policies and procedures related to management compensation, the use of Company assets and expenses incurred on behalf of the Company;

(iii)	analyze and comment on risk management guidelines and policies, including the degree of disposition and tolerance for risk taking, the selection and reclassification of strategic risks, and the monitoring of action plans for risk control and mitigation;

(iv)	to know the annual planning of the work of the area of risk management, the processes to be mapped, the results of the identification and measurement of the risks, the semiannual report of monitoring of the activities of risk management and the risk mitigation program of the company.

8.2.	The CAI's internal control responsibilities consist of:

(i)	supervise the activities of the Company's internal control area;

(ii)	monitor the quality and integrity of internal financial and operational controls;

8.2.1.	For the exercise of the functions provided for in this article, the CAI shall:

(i)	review, together with the Company's management and independent auditors, the quality, adequacy and effectiveness of the internal controls related to the preparation of the financial statements, in order to identify significant deficiencies or material weaknesses;

(ii)	to know the environment, the processes and the systems of internal controls implemented by the Company's management to ensure that the financial statements are derived from the corresponding control systems and essentially comply with legal, regulatory and statutory standards and requirements;

(iii)	approval and supervision of the work plan of the internal audit, ensuring as its main focus the evaluation of internal control processes;

11

(iv)	to analyze whether the recommendations of the internal audit and the independent audit on the opportunities for improvements in internal financial and operational controls were adequately implemented by the Company's management.

9.	Supervision of implementation, continuous improvement and effectiveness of BRF’s Integrity System

9.1.         CAI shall ensure the implementation, maintenance, continuous improvement and effectiveness of the Integrity System, with:

9.1.1.	Evaluate and submit for approval of the policies related to the Integrity System by the Board of Directors, as needed;

9.1.2.	Alignment of the Company’s strategy with the objectives of BRF’s Integrity System;

9.1.3.	Performing a critical analysis of the System’s pillars at defined intervals;

9.1.4.	Ensuring that staff resources, budget and tools are properly allocated and distributed to the Compliance Executive Board.

9.2.       CAI shall ensure the maintenance of a system for receiving complaints, including confidential, internal and independent reports to the Company, regarding matters related to its activities

9.2.1.	The CAI will establish procedures for the reception, retention and handling of claims and complaints, including confidential, internal and external to the Company, in matters related to the scope of its activities, including accounting, internal controls and audit.

10.	Operational Aspects

10.1.      CAI shall meet ordinarily, at least, every 2 (two) months, or, extraordinarily, whenever called by: (i) CAI Coordinator; (ii) by the Chairman of the Board of Directors; (iii) by written request from any member of the Audit and Integrity Committee; and (iv) when requested by the responsible for the internal and independent audits.

10.2.     The ordinary meetings will include members of the Executive Board and the heads of the internal and independent audits, to verify the Company’s accounting information and compliance with their recommendations, including on the planning of audit work and internal controls.

11.	Summons

11.1.     The summons shall be made at least 5 (five) days prior to the meeting, by sending written or electronic correspondence to all members of the CAI, and to the other participants of the meeting, when applicable.

12

11.2.     The summons shall be accompanied by the agenda of matters to be dealt with at the meeting and, as far as possible, the pertinent documents for the prior knowledge of the members of the CAI.

12.	Installation and Deliberation

12.1.	The CAI meetings shall be set up with the presence of a simple majority of its members.

12.2.	The CAI meetings will preferably be held at the Company's headquarters.

12.3.     CAI members may attend meetings through a conference call or video conference system, provided if they approve and sign the respective minutes immediately after their approval by the CAI through the tool available in the Corporate Governance Portal.

12.4.     May participate in the meetings of the CAI, by invitation of your coordinator or at the request of the Chairman of the Board, any Board Member, statutory Executive Director, tax advisor, internal and external associate of the company, you can stop relevant information or contribute to the discussion of the matters listed in the agenda.

13.	Agenda

13.1.     The agenda of the meeting will be proposed by the CAI Coordinator, based on the annual planning of the work of the body.

13.2.       CAI Coordinator will consider the inclusion in the agenda of other matters proposed by the other members of the CAI or by the Board of Directors, provided they are included in the powers of the body.

14.	Minutes of the meeting

14.1.     The meetings of the Audit and Integrity Committee shall be recorded in minutes, and decisions/recommendations shall be made with favorable votes of 2/3 of its members and filed at the Company's headquarters.

14.2.     The Company shall maintain for the period of 5 (five) years at the Company's headquarters, at the disposal of the CVM and the SEC, a detailed annual report prepared by the CAI containing the description of:

(i)	activities carried out, results, conclusions obtained, and recommendations made;

(ii)	situations in which there are significant differences between the Company's management, the independent auditors and the CAI, in relation to the accounting- financial statements.

15.	Coordinator

15.1.     When choosing the members of the CAI, the board of directors will appoint the one who will act as coordinator of the board.

13

15.2.     It is the responsibility of the CAI Coordinator, as well as other functions assigned to him in these regiments:

(i)	chair the CAI meetings;

(ii)	ensure compliance with the rules of these by-laws

(iii)	forward to the Board of Directors the analyzes, opinions and reports prepared within the scope of the CAI;

(iv)	meet with the Board of Directors and the Fiscal Council, and may be accompanied by other members of the CAI who so wish;

(v)	attend the ordinary general meeting of the Company and, when necessary, the extraordinary general meetings of the Company, and may be accompanied by other members of the CAI who so wish;

(vi)	to convene the CAI members for their meetings;

(vii)	request the Company's management and independent auditors to provide information or clarifications necessary for the performance of the CAI's functions.

16.	Secretary

16.1.       CAI will have a secretary, who will attend all meetings to be the secretary of the meeting, including the drafting of the minutes and the organization of the recording of documents pertinent to the activities of the body.

17.	Adoption and Revision of the By-laws

17.1.     The present rules of procedure shall be approved by the Board of Directors, in accordance with the Statute of the company.

17.2.     These Rules of Procedure may only be amended by the Board of Directors, on its own initiative or by recommendation of the CAI, which shall review them whenever necessary.

17.3.	The omissions shall be resolved by the Board of Directors.

14